                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 6-K

                    Report of Foreign Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934


For the month of         November, 2000

                         Frontline Ltd.
----------------------------------------------------------------
         (Translation of registrant's name into English)

    Mercury House, 101 Front Street, Hamilton, HM 12, Bermuda
----------------------------------------------------------------
            (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

              Form 20-F        X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                    No       X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Frontline
Ltd. (the "Company"), dated November 7, 2000.

Attached as Exhibit II is a copy of an announcement by the Company dated November 7, 2000.














































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

                                  Exhibit I

FRO: INTERIM RESULTS

(in thousands of $, except Earnings per share)

                                    2000      1999        2000       1999
                                    JUL-SEP   JUL-SEP     JAN-SEP    JAN-SEP

Operating revenue                 174,156      57,166     352,252     199,600
Gain (loss) on sale of assets           -    (37,986)         463    (37,779)
Operating expenses                 34,685      34,777      96,544     104,065
Operating income (loss)
  before depreciation             139,471    (15,597)     256,171      57,756
Operating income (loss)
  after depreciation              117,128    (39,699)     193,098    (13,690)
Share of results from
  associated companies              1,868         656       3,935       1,956
Net financial items              (22,013)    (27,854)    (64,369)    (60,869)
Net income (loss) before tax
  and minority                     96,983    (66,897)     132,664    (72,603)
Tax and minority                        -       7,704           -       4,258
Net income (loss) after
  tax and minority                 96,983    (59,193)     132,664    (68,345)
Earnings (loss) per share            1.23      (1.28)        1.86      (1.48)
Fixed assets                    1,817,656   1,642,076   1,817,656   1,642,076
Current assets                    274,399     282,079     274,399     282,079
Total assets                    2,092,055   1,924,155   2,092,055   1,924,155
Stockholders' equity              852,621     571,263     852,621     571,263
Long term liabilities           1,046,092   1,051,734   1,046,092   1,051,734
Current liabilities               193,342     301,158     193,342     301,158

Frontline reports net income of $97.0 million in the third quarter of 2000. This represents a 180 per cent increase over the immediately preceding quarter. Earnings before interest, tax, depreciation, and amortisation (EBITDA) for the quarter, including earnings from associated companies were $141.3 million, compared with a loss of $14.9 million for the comparable 1999 period. Basic earnings per share for the quarter were $1.23 (1999
- loss of $1.28). Cashflow per share for the quarter was $1.51, compared with $(0.76) for the same quarter in 1999. This result reflects the strong tanker market that prevailed throughout the third quarter of 2000. In the third quarter of 1999, in addition to the market being very significantly weaker, the restated results include the loss on the sale of four VLCCs in the transaction to take control of ICB Shipping AB ("ICB").

The average daily time charter equivalents ("TCEs") earned by the VLCCs, Suezmax tankers, and Suezmax OBO carriers were $52,000, $41,100 and $41,200, respectively, (1999 - $19,400, $14,100 and
$15,300, respectively). Administrative expenses have decreased due to the inclusion of costs associated with the operation of ICB in the 1999 quarter.

Net interest expenses for the quarter were $22.0 million (1999 - $22.5 million). This has decreased from $22.3 million the second quarter of 2000. There was no new debt drawndown in the third quarter and a total of $58 million debt was repaid. Interest has been incurred for a full quarter on the new vessel debt drawndown in the second quarter, offsetting the reduction from debt repaid.

FRONTLINE LTD. BERMUDA
INTERIM REPORT JULY - SEPTEMBER 2000

-- Frontline reports Third Quarter EBITDA of $141.3 million and net income of $97.0 million.

-- The tanker market remained strong throughout the third quarter.

-- Fundamentals point towards a continued healthy market and strong earnings.

-- Frontline's Plan of Reorganisation for Golden Ocean is confirmed by the Bankruptcy Court during the third quarter and is declared effective in early October.

THIRD QUARTER AND NINE MONTH RESULTS

The Board of Frontline is pleased to report a record net income of $97.0 million in the third quarter of 2000: the best quarterly result ever announced by the Company. This represents a 180 per cent increase over the immediately preceding quarter. Earnings before interest, tax, depreciation, and amortisation (EBITDA) for the quarter, including earnings from associated companies were $141.3 million, compared with a loss of $14.9 million for the comparable 1999 period. Basic earnings per share for the quarter were $1.23 (1999 - loss of $1.28). Cashflow per share for the quarter was $1.51, compared with $(0.76) for the same quarter in 1999. This result reflects the strong tanker market that prevailed throughout the third quarter of 2000. In the third quarter of 1999, in addition to the market being very significantly weaker, the restated results include the loss on the sale of four VLCCs in the transaction to take control of ICB Shipping AB ("ICB").

The average daily time charter equivalents ("TCEs") earned by the VLCCs, Suezmax tankers, and Suezmax OBO carriers were $52,000, $41,100 and $41,200, respectively, (1999 - $19,400, $14,100 and
$15,300, respectively). Total operating costs have decreased as the successful implementation of a cost reduction program is recognised over the increased fleet. Depreciation expense has decreased due to inclusion in the third quarter of 1999 of four VLCCs in the ICB fleet which were sold in the latter part of 1999, combined with the fact that these VLCCs, plus the other eight vessels in the ICB fleet, were being depreciated over a twenty year expected life. This was amended to twenty five years with effect from the fourth quarter of 1999. Administrative expenses have decreased due to the inclusion of costs associated with the operation of ICB in the 1999 quarter. Administrative expenses in the third quarter of 2000 include approximately $500,000 relating to the Tankers International Pool and a further

$300,000 relating to social costs arising from the employee share option plans.

Net interest expenses for the quarter were $22.0 million (1999 - $22.5 million). This has decreased from $22.3 million the second quarter of 2000. There was no new debt drawndown in the third quarter and a total of $58 million of debt was repaid. Interest has been incurred for a full quarter on the new vessel debt drawndown in the second quarter, offsetting the reduction from debt repaid.

During the third quarter, the Company issued 68,700 ordinary shares to acquire Golden Ocean Senior Notes and 129,635 shares were issued on the exercise of warrants to acquire the Company's shares. The Company acquired and cancelled 430,000 of its own shares pursuant to a call option. At September 30, 2000, 78,537,524 ordinary shares were outstanding and the weighted average number of shares outstanding for the quarter was 78,804,371 (as at September 30, 1999, 59,051,860 and for the
quarter then ended - 46,247,567).

For the first nine months of 2000, the Company earned net income of $132.7 million (1999 - net loss of $68.3 million) and EBITDA of $260.1 million (1999 - $59.7 million).

Net interest expense was $64.3 million (1999 - $60.1 million).
Earnings per share for the 2000 year to date are $1.86 (1999 - loss of $1.48) and cashflow per share was $2.74 (1999 - $0.07).

The comparative results for the 1999 periods presented have been restated to include the results of ICB Shipping AB on a consolidated basis.

THE MARKET

The tanker market has showed increasing strength through the year to date. A significant rate improvement towards the end of the second quarter continued through the third quarter. Suezmax rates dipped temporarily in August but recovered again in September. At the end of the period Suezmaxes earned TCEs of over $50,000 per day and VLCCs over $60,000 per day.

The prime driver has been the sharp increase in OPEC oil production starting with the quota increase in April. The increased production added to the effect of a supply and demand balance created by scrapping of older tonnage in 1999 and the first half of 2000 and to the tightening of age and quality requirements imposed by charters after the Erika oil spill in late 1999.

The positive trend from the beginning of the year has continued into the fourth quarter. Second-hand values and newbuilding prices have continued to increase. In the first nine months of the year 26 VLCCs and 16 Suezmaxes were scrapped. 34 VLCCs and 19 Suezmaxes were delivered from shipyards in the same period.

CORPORATE AND OTHER MATTERS

In June 2000, the Company entered into an agreement with Euronav to acquire two Suezmax tankers, Ardenne and Brabant for a total price of $95.0 million. On June 20, 2000, the Company issued 4,000,000 ordinary shares at a price of NOK 104.5 per share in a private placement to a group of international institutional investors. Part of the $48.5 million proceeds of the issue were used to part finance the acquisition of the Ardenne and Brabant. The balance of the price was paid by traditional bank financing. The vessels, renamed Front Ardenne and Front Brabant, were taken over by Frontline in October 2000.

In October 2000, Frontline also acquired a 1993-built VLCC, which was named Front Ace and on delivery to the Company was placed in the Tankers International Pool. This vessel was acquired for $53 million from a related party, such price being based on three independent valuations less a $1 million discount. This acquisition has been part-financed by traditional bank financing.

Throughout the third quarter, Frontline continued its attempts to gain acceptance of its plan for the financial restructuring of the Golden Ocean Group ("Golden Ocean"). On August 4, 2000 the bankruptcy court in Wilmington, Delaware approved Frontline's disclosure statement for restructuring of Golden Ocean. Frontline's restructuring plan was also recommended to the court by the debtor, Golden Ocean Group Ltd., and by the official Creditors Committee. The Frontline Plan was distributed to the bondholders for voting and on August 15, 2000, the bankruptcy court approved a proposal to appoint Frontline as the manager of Golden Ocean's operations with immediate effect. The Frontline Plan was approved by creditors and confirmed by the Bankruptcy Court on September 15, 2000. On October 10, 2000, all conditions precedent were satisfied and Frontline declared the Plan effective. This take-over of Golden Ocean increases Frontline's controlled fleet to 30 VLCCs and 29 Suezmax tankers, and brings 10 modern bulkcarriers to the fleet.

OUTLOOK

The Board is pleased that the large financial and personnel resources which have been invested in the build-up of Frontline during the last four years now seems to pay off to the benefit of our shareholders.

Strong oil demand backed by favourable demand development in important consumption areas continues to drive the tanker market. In the absence of spare capacity in other areas, the additional barrels will be produced in the Middle East with a consequential increase in tonnage demand. The tanker order book for delivery during the next two years is modest and no significant newbuilding capacity is available before 2003. The new rules proposed by the IMO for barring older tonnage from further trading could cause the removal from the trading fleet of about a third of currently existing Suezmaxes and VLCCs in the years 2002 through 2005.

In the fourth quarter Frontline has substantial capital commitments linked to the payment for Golden Ocean. In addition to the payment to the unsecured creditors and administrative claimants, Frontline will also use liquidity to refinance some of the existing mortgage debt in Golden Ocean. After the final payment for Golden Ocean, Frontline presently has no significant future capital expenditure commitments.

The Board is continuously evaluating opportunities to expand the company further. A well priced equity is a major condition for such a growth. Based on the price level indicated for sale of modern tonnage it is the Board's view that the current share price does not reflect a significant premium to the underlying value of the assets. This clearly limits the economical basis for growing the company through ship for share issues. In the event the Board does not find what it considers to be attractive deals, the Board will recommend to the shareholders that a significant part of the free cash generated will be distributed to the equityholders in the form of an organised tender buy-back program or, alternatively, a dividend. The Board is encouraged by the good share liquidity in the trading of Frontline shares on the Oslo Stock Exchange. The limited trading of the ADR on the Nasdaq National Market is, however, a concern. In order to improve the trading in the U.S. the Board is currently considering an application for listing of Frontline's ordinary shares on the New York Stock Exchange.

Market factors governing the tanker industry look fundamentally positive in a short and medium perspective. Tanker rates in the first part of the fourth quarter point to an improvement over the third quarter and the Board is confident that the net income for the last quarter of the year will substantially exceed that of the third quarter.

November 6, 2000
The Board of Directors
Frontline Ltd.
Hamilton, Bermuda

Questions should be directed to:

Contact:      Tor Olav Troim: Director
              +47 23 11 40 00 or +47 90 68 82 67

              Ola Lorentzon, Managing Director, Frontline
              Management AS
              +47 23 11 40 00 or +47 90 07 42 85

              Tom E. Jebsen: CFO Frontline Management AS
              +47 23 11 40 00










































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

               FRONTLINE GROUP UNAUDITED THIRD QUARTER REPORT

1999        2000       INCOME STATEMENT         2000     1999       1999
Jul-Sep     Jul-Sep    (in thousands of $)      Jan-Sep  Jan-Sep    Jan-Dec
                                                         (restated) (audited)
    83,560   197,058   Freight revenues          425,394    283,005   369,876
  (26,394)  (22,902)   Voyage expenses          (73,142)   (83,405) (116,662)
    57,166   174,156   Net operating revenues    352,252    199,600   253,214
  (37,986)         -   Gain (loss) from
                         sale of assets              463   (37,779)  (37,779)
    24,755    23,025   Ship operating expenses    63,042     71,562    92,708
     6,636     8,385   Charterhire expenses       25,019     23,881    31,719
     3,386     3,275   Administrative expenses     8,483      8,622    11,783
  (15,597)   139,471   Operating income
                         (loss) before
                         depreciation and
                         amortisation            256,171     57,756    79,225
    24,102    22,343   Depreciation and
                         amortisation             63,073     71,446    91,435
  (39,699)   117,128   Operating income
                         (loss) after
                         depreciation and
                         amortisation            193,098   (13,690)  (12,210)
     1,490     2,223   Interest income             3,724      5,108     7,561
  (23,957)  (24,181)   Interest expense         (68,016)   (65,233)  (88,728)
       656     1,868   Share of results
                         from associated
                         companies                 3,935      1,956     3,067
   (5,387)      (55)   Other financial items        (77)      (744)     (840)
  (66,897)    96,983   Income (loss) before
                         taxes and minority
                         interest                132,664   (72,603)  (91,150)
     7,704         -   Minority interest               -      4,258     4,245
         -         -   Taxes                           -          -       (9)

  (59,193)    96,983   Net income (loss)         132,664   (68,345)  (86,896)

   $(1.28)     $1.23   Earnings (loss)
                         per Share ($)             $1.86    $(1.48)   $(1.76)

                       INCOME ON TIMECHARTER
                         BASIS
                       ($ per day per ship)*
    19,400    52,000   VLCC                       37,700     21,400    20,000
    14,100    41,100   Suezmax                    30,200     17,100    16,700
    15,300    41,200   Suezmax OBO                29,000     17,600    16,800

* Basis = Calendar days minus off-hire. Figures after deduction of broker commission




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

BALANCE SHEET
(in thousands of $)                    2000        1999            1999
                                       Sep 30      Sep 30          Dec 31
                                                   (restated)      (audited)
ASSETS
Short term
Cash and bank deposits                136,807        204,765          66,267
Marketable securities                  23,888         22,000          10,867
Other current assets                  113,704         55,314          60,613
Long term
Newbuildings                                -         23,181          32,777
Vessel and equipment, net           1,778,857      1,594,814       1,523,112
Investment in associated
  companies                             8,651          1,858          16,274
Goodwill                               11,782         11,566          12,203
Deferred charges and other
  long-term assets                     18,366         10,657           4,860
Total assets                        2,092,055      1,924,155       1,726,793

LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Short term interest
  bearing debt                        140,614        247,437         116,814
Other current liabilities              52,728         53,721          52,398
Long term
Long term interest
  bearing debt                      1,023,271      1,005,982         962,880
Other long term liabilities            18,449         16,233          18,450
Minority interest                       4,372         29,519          18,951
Stockholders' equity                  852,621        571,263         557,300
Total liabilities and
  stockholders' equity              2,092,055      1,924,155       1,726,793





















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                                Frontline Ltd

VESSEL                MANAGER       FLAG    BUILT     DWT         YARD

SUEZMAX TANKERS
Polytrader (40%)     Rasmussen MS    NOR     1978    126,000    Uddevalla
Polytraveller
  (35%)              Rasmussen MS    NOR     1979    126,000    Uddevalla
Front Birch          Acomarit        NIS     1991    152,000    Daewoo
Front Maple          Acomarit        NIS     1991    152,000    Daewoo
Granite              Wallem          BS      1991    142,000    Split
Lillo                ITM             LIB     1991    147,253    AESA
Front Emperor        Acomarit        SING    1992    147,273    AESA
Front Sunda          Wallem          NIS     1992    142,000    Split
*Marble (0%)         Wallem          BS      1992    142,000    Split
Front Comor          Wallem          NIS     1993    142,000    Split
Front Spirit         Acomarit        NIS     1993    147,273    AESA
Front Pride          Acomarit        NIS     1993    149,686    Mitsui
Front Splendour      Acomarit        NIS     1995    149,745    Mitsui
Front Glory          Acomarit        NIS     1995    149,834    Mitsui
Front Ardenne        V.Ships         NIS     1997    153,000    Hyundai
Front Brabant        V.Ships         NIS     1998    153,000    Hyundai
Front Fighter        V.Ships         NIS     1998    153,328    Hyundai
Front Hunter         V.Ships         NIS     1998    153,344    Hyundai
Front Warrior        Cardston/
                       V.Ships       BS      1998    153,409    Hyundai
Kim Jacob (T/C)      V.Ships         SING    1998    158,000    Daewoo
Mindanao             V.Ships         SING    1998    158,000    Daewoo
Front Sky            V.Ships         BS      2000    159,999    Hyundai
Front Archer         Farsund         NIS     2000    152,980    Hyundai
Front Sun            V.Ships         NIS     2000    159,998    Hyundai
*Sonangol
  Girassol (0%)      Wallem          BS      2000    158,000    Daewoo
*Sonangol
  Luanda (0%)        Wallem          BS      2000    158,000    Daewoo
*Hull No. 5154 (0%)  Wallem          BS      2001    158,000    Daewoo

SUEZMAX OBOS
Front Breaker        ITM             NIS     1991    169,177    Daewoo
Front Climber        Acomarit        SING    1991    169,178    Hyundai
Front Driver         Acomarit        NIS     1991    169,177    Hyundai
Front Guider         Acomarit        SING    1991    169,142    Daewoo
Front Leader         Acomarit        SING    1991    169,381    Daewoo
Front Rider          Acomarit        SING    1992    169,718    Hyundai
Front Striver        Acomarit        SING    1992    169,204    Daewoo
Front Viewer         ITM             SING    1992    169,381    Daewoo

VLCCs
Front Sabang         Wallem          SING    1990    285,000    Daewoo
Vanadis              Wallem          SING    1990    285,000    Daewoo
Front Highness       Acomarit        SING    1991    284,420    Hyundai


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

Front Lady           Acomarit        SING    1991    284,420    Hyundai
Front Lord           Acomarit        SING    1991    284,420    Hyundai
Front Duke           Acomarit        SING    1992    284,420    Hyundai
Front Duchess        Acomarit        SING    1993    284,480    Hyundai
Front Ace            Wallem          LIB     1993    275,000    Hitachi
Front Tobago (40%)   V.Ships         LIB     1993    260,619    IHI
Front Tarim          ITM             LIB     1993    300,364    Hitachi
Front Tartar         ITM             LIB     1993    306,902    Sumitomo
Front Century        Cardston/ITM    BS      1998    311,189    Hyundai
Front Champion       Cardston/ITM    BS      1998    311,286    Hyundai
Front Chief          ITM             BS      1999    311,224    Hyundai
Front Commander      Acomarit        BS      1999    311,168    Hyundai
Front Crown          Acomarit        BS      1999    311,176    Hyundai
Front Tina           V.Ships         LIB     2000    298,500    Kawasaki

* Vessels commercially managed by Frontline Management AS

** Ownership transfer to Frontline to take place in September 2000



































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

GOLDEN OCEAN

VESSEL                MANAGER       FLAG    BUILT     DWT         YARD

Drybulk
Golden Protea        Wallem          PH      1998    45,725     Tsuneishi
Golden Aloe          Wallem          PH      1998    45,726     Tsuneishi
Cos Hero             Cosco (b/b)     PH      1999    47,725     Tsuneishi
Golden Daisy (50%)   Samartzis       PH      1998    47,183     Oshima
Golden Rose (50%)    Samartzis       PH      1998    47,183     Oshima
Golden Disa          Wallem          PH      1999    75,462     Hitachi
Golden Nerina        Wallem          PH      1999    75,484     Hitachi
Channel Alliance     Wallem          PH      1996   171,978     NKK
Channel Navigator    Wallem          PH      1997   172,058     NKK
Channel Poterne      Wallem          PH      1997   172,091     NKK

VLCCs
Golden Stream        Thome           PA      1995   275,616     Hitachi
Golden
  Fountain (50%)     Thome           PA      1995   301,665     Hitachi
Navix Astral         Sammy (b/b)     PA      1996   275,644     Hitachi
New Vanguard         Ming Wah (b/b)  HK      1998   300,058     Hitachi
New Vista            Ming Wah (b/b)  HK      1998   300,149     Hitachi
Golden Victory       Thome           PA      1999   305,155     Hitachi
New Circassia (50%)  Euronav (b/b)   PA      1999   306,009     MHI
Pacific Lagoon (45%) Thome           PA      1999   305,839     MHI
Opalia               Shell (b/b)     IoM     1999   302,193     KHI
Stena Commerce       Stena           PA      1999   300,144     Hitachi
Stena Comanche       Stena           PA      1999   300,133     Hitachi
Stena Commodore      Stena           BER     2000   298,620     Hitachi
Oscilla              Shell (b/b)     IoM     2000   302,193     KHI

                           Exhibit II

Presentation to Lazard November 7, 2000

Frontline will hold a presentation at Lazard in New York today.
The presentation is available on the following link:

http://report.huginonline.com/796557/84366.pdf

Tom E. Jebsen
CFO - Frontline Management AS

                           SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                             Frontline Ltd.
                             ---------------------
                             (Registrant)



Date          November 7, 2000
         By   /s/ Kate Blankenship
              ------------------------
              Kate Blankenship
              Secretary


































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02089009.AC6